

DIVISION OF
CORPORATION FINANCE

Stop 4631                                      April 7, 2010

**Via U.S. mail and facsimile**

Ms. Geraldine Gugol
Chief Executive Officer and President
Axius, Inc.
128 Seagull Avenue
Baybreeze Exec Village
Taguig City,  Philippines

**Re:     Axius, Inc.**
          **Post-effective Amendment No. 1 to Registration Statement on Form S-1**
          **Filed on:  March 16, 2010**
          **File No.:  333-147276**

Dear Ms. Gugol:

        We have limited our review of the above-captioned filing to those issues we have
addressed in our comments.  Where indicated, we think you should revise your document
in response to these comments.  If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the prospectus has been in use for more than nine months after the
   effective date of the registration statement and that the audited financial statements
   contained therein are older than 16 months and that you have not sought to update the
   prospectus pursuant to Section 10(a)(3) of the Securities Act.  Please advise us as to
   whether any offers or sales were made pursuant to the prospectus during the period in
   which the financial statements were not current.

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your

Ms. Geraldine Gugol
Axius, Inc.
April 7, 2010
Page 2

responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief